As filed with the U.S. Securities and Exchange Commission on June 6, 2013

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

VOTORANTIM CIMENTOS S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, New York 10005

+1 (212) 602-1044

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

National Corporate Research, Ltd.

10 East 40th Street, 10th Floor

New York, New York 10016

+1 (212) 947 7200

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Donald E. Baker, Esq. Mark Bagnall, Esq. White & Case LLP Av. Brig. Faria Lima, 2,277 – 4th floor São Paulo, São Paulo 01452-000 Brazil +55 (11) 3147-5601	Conrado Tenaglia, Esq. Linklaters LLP 1345 Avenue of the Americas New York, New York 10105 United States of America +1 (212) 903-9010

It is proposed that this filing become effective under Rule 466:

(check appropriate box)

☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☒

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”), each representing two (2) units of Votorantim Cimentos S.A.	400,000,000 ADSs	$5.00	$20,000,000	$2,728.00

(1)	Each unit represents one hundred (100) ADSs.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the United States Securities and Exchange Commission (the “Commission”), acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of ADR included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross-Reference Sheet

Item Number and Caption		Location in Form of ADR Filed Herewith as Prospectus
1.	Name of Depositary and address of its principal executive office:	Face of ADR, introductory Article.

2.	Title of ADRs and identity of deposited securities:	Face of ADR, top center and introductory paragraph.

Terms of Deposit:

(a)	Amount of deposited securities represented by one unit of ADRs:	Face of ADR, upper right corner and introductory paragraph.

(b)	Any procedure for voting the deposited securities:	Articles (15), (16) and (19).

(c)	Procedure for collecting and distributing dividends:	Articles (2), (10), (14), (15), (17) and (22).

(d)	Procedures for transmitting notices, reports and proxy soliciting material:	Articles (13), (15), (16), (20), (21), (22) and (24).

(e)	Sale or exercise of rights:	Articles (10), (14) and (16).

(f)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization:	Articles (3), (4), (7), (10) and (17).

(g)	Amendment, extension or termination of the deposit agreement:	Articles (21) and (22) (no provision for extensions).

(h)	Rights of holders of ADRs to inspect the transfer books of the depositary and the list of holders of ADRs:	Article (13).

(i)	Restrictions on the right to deposit, transfer or withdraw the underlying securities:	Articles (2), (3), (4), (7), (8), (9) and (10).

(j)	Any limitation on the depositary’s liability:	Articles (7), (19) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADRs:	Articles (7) and (10).

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus
The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission. These reports and documents can be inspected and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the depositary.	Article (13).

PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Form of Deposit Agreement, including the Form of ADR, among Votorantim Cimentos S.A., Deutsche Bank Trust Company Americas, as Depositary, and all Holders and Beneficial Owners from time to time of ADSs evidenced by ADRs issued thereunder. – Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereby or the custody of the deposited securities represented thereby. – None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

(d)	Opinion of Linklaters LLP, counsel for the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the issuer. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among Votorantim Cimentos S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners from time to time of ADSs to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 6, 2013.

Legal entity to be created by the Deposit Agreement for the issuance of ADRs evidencing ADSs of Votorantim Cimentos S.A.

Deutsche Bank Trust Company Americas, as Depositary,

By:	/s/ Laura Bonner
	Name:	Laura Bonner
	Title:	Director

By:	/s/ James Kelly
	Name:	James Kelly
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Votorantim Cimentos S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of São Paulo, State of São Paulo, Brazil, on June 6, 2013.

Votorantim Cimentos S.A.,

By:	/s/ Paulo Henrique de Oliveira Santos
	Name:	Paulo Henrique de Oliveira Santos
	Title:	Chief Executive Officer

By:	/s/ Lorival Nogueira Luz Junior
	Name:	Lorival Nogueira Luz Junior
	Title:	Chief Financial and Investor Relations Officer

POWERS OF ATTORNEY

We, the undersigned officers and directors of Votorantim Cimentos S.A., hereby constitute and appoint Paulo Henrique de Oliveira Santos and Lorival Nogueira Luz Junior, and acting jointly, as our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 6, 2013.

By:	/s/ Paulo Henrique de Oliveira Santos
	Name:	Paulo Henrique de Oliveira Santos
	Title:	Chief Executive Officer

By:	/s/ Lorival Nogueira Luz Junior
	Name:	Lorival Nogueira Luz Junior
	Title:	Chief Financial and Investor Relations Officer and Principal Accounting Officer

By:	/s/ Raul Calfat
	Name:	Raul Calfat
	Title:	Chairman of the Board

By:	/s/ João Carvalho de Miranda
	Name:	João Carvalho de Miranda
	Title:	Vice-Chairman of the Board

By:	/s/ José Ermirio de Moraes Neto
	Name:	José Ermirio de Moraes Neto
	Title:	Director

By:	/s/ Fabio Ermirio de Moraes
	Name:	Fabio Ermirio de Moraes
	Title:	Director

By:
	Name:	Markus Akermann
	Title:	Director

By:
	Name:	Eduardo Borges de Andrade Filho
	Title:	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, this registration statement has been signed by the undersigned in his/her capacity as the duly authorized representative of the registrant in the United States on June 6, 2013.

National Corporate Research, Ltd.

By:	/s/ Richard Arthur
	Name:	Richard Arthur
	Title:	Assistant Secretary

For and on behalf of National Corporate Research Ltd., the Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit	Document

(a)	Form of Deposit Agreement, including the Form of ADR, among Votorantim Cimentos S.A., Deutsche Bank Trust Company Americas, as Depositary, and all Holders and Beneficial Owners from time to time of ADSs evidenced by ADRs issued thereunder.

(d)	Opinion of Linklaters LLP, as counsel to the Depositary, as to the legality of the securities to be registered.